Filed pursuant to 424(b)(3)
Registration No. 333-268977

This prospectus supplement updates and supplements the information contained in the prospectus dated March 8, 2023 (the “Prospectus”). Vallon Pharmaceuticals, Inc. (“Vallon”) has also filed a registration statement on Form S-4 (File No. 333-268977) (the “Registration Statement”). The Prospectus and Registration Statement relate to an offering of securities of Vallon to stockholders of GRI Bio, Inc. (“GRI”) in connection with the proposed merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Vallon will merge with and into GRI, with GRI surviving as a wholly-owned subsidiary of Vallon.
This prospectus supplement is not complete without the Prospectus and should be read in conjunction with the Prospectus.
Before you invest, you should read the Prospectus and the Registration Statement and other documents Vallon has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Defined terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete.
POTENTIAL LITIGATION RELATING TO THE MERGER
Vallon has received seven demands from purported stockholders who allege that the Prospectus and/or the Registration Statement, or preliminary versions thereof, are misleading and/or omit material information relating to the Merger (the “Demands”). The Demands include a reservation of rights and one Demand included a draft complaint against Vallon and its directors for violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The relief sought in the draft complaint included enjoining consummation of the Merger unless and until the defendants disclose the allegedly material information, and an award of damages and attorneys’ fees. As of the date hereof, Vallon is not aware of any action that has been commenced relating to the Merger.
Vallon believes that the Demands are without merit and that no further disclosure is required under applicable law. However, in order to avoid the risk of potential litigation delaying or adversely affecting the Merger, and in order to minimize the expense, distraction, and risk inherent in litigation, Vallon has determined to voluntarily make the supplemental disclosures related to the Merger set forth below. Nothing in this supplement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. To the contrary, Vallon specifically denies all allegations in the Demands that any additional disclosure was or is required. Absent new or different allegations that are material, Vallon will not necessarily announce further developments relating to the Demands, including if it receives additional demands or if a complaint is filed.
SUPPLEMENT TO PROSPECTUS
This supplemental information should be read in conjunction with the Prospectus, which should be read in its entirety. Without admitting in any way that the disclosures below are material or otherwise required by law, Vallon makes the following supplemental disclosures.
SALES PROCESS AND NON-DISCLOSURE AGREEMENTS
All companies who engaged in discussions with Ladenburg regarding a potential transaction with Vallon executed usual and customary non-disclosure agreements. These agreements contained standstill provisions that remained effective until the execution of the Merger Agreement. These standstill provisions, even while in effect, did not preclude topping bids.

LADENBURG AND THE INVESTOR
Ladenburg did not provide services to Altium Growth Fund, LP during the two-year period immediately preceding the issuance of its final fairness opinion on January 26, 2023 and, therefore, has not received and does not expect to receive compensation for any such services.
MANAGEMENT OF THE COMBINED COMPANY
GRI’s initial proposal submitted to Vallon on May 13, 2022 proposed that two of Vallon’s independent directors would be replaced by GRI independent director nominees. Pursuant to the term sheet between Vallon and GRI executed on September 29, 2022, the parties agreed that the board of directors of the combined company would be composed of designees from each of Vallon and GRI in numbers to be agreed upon between the parties. In connection with the execution of the Merger Agreement, Vallon and GRI agreed that the board of the combined company would be composed of one Vallon designee and four GRI designees, with David Baker to serve as the Vallon designee. No changes were made or proposed to Vallon’s already-existing non-employee director compensation policy.
In the term sheet and Merger Agreement, the parties agreed that the management of the combined company would be selected by GRI. Prior to execution of the Merger Agreement, the parties did not otherwise discuss whether any Vallon director, officer, or employee would continue or serve as a director, officer, or employee of the combined company, and no promises of continued employment were made. Following execution of the Merger Agreement, W. Marc Hertz, on behalf of GRI, approached Leanne Kelly about remaining as Chief Financial Officer of the combined company and Dr. Hertz and Ms. Kelly discussed potential terms of this employment. On February 20, 2023, Ms. Kelly and GRI entered into an employment agreement for Ms. Kelly to continue as Chief Financial Officer, effective upon the closing of the Merger.